Exhibit 99.1

FLY LEASING REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS

Dublin, Ireland, August 10, 2017 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the second quarter of 2017.

Second Quarter 2017 Highlights

•	Net income of $2.9 million, nine cents per share
•	Adjusted Net Income of $9.7 million, 31 cents per share
•	Repurchased nearly two million shares at an average price of $13.07 per share
•	Acquired five aircraft, four of which were new deliveries from manufacturers
•	Upsized Term Loan by $50 million
•	Repriced Term Loan, saving approximately $2 million in annual interest

“We grew our fleet by investing $290 million in five aircraft in the second quarter, including four new aircraft purchased from the manufacturers,” said Colm Barrington, CEO of FLY. “The five aircraft are on leases with an average term of 11 years, further enhancing the overall quality of our fleet. We expect to see improved earnings from these aircraft, and others in our pipeline, as the year progresses.”

“FLY continues to aggressively repurchase its shares,” added Barrington. “In the second quarter, we bought back nearly two million shares for a total of $25.9 million. At quarter end, we repurchased approximately 6.5 percent of the shares outstanding at the beginning of the year. Our average repurchase price of just over $13 per share has helped increase our net book value per share this year to $19.08.”

“We are focused on growth and have a strong pipeline of attractive aircraft investments that we expect to announce in the coming months,” said Barrington. “We expect to meet our $750 million acquisition target in 2017 – and we have the financial resources to acquire an additional $2 billion of aircraft.”

Financial Results

FLY is reporting net income of $2.9 million, or $0.09 per diluted share, for the second quarter of 2017. This compares to net income of $4.7 million, or $0.14 per share, for the same period in 2016.

Net income for the six months ended June 30, 2017 was $7.9 million, or $0.25 per share.  For the same six month period in 2016, net income was $11.8 million, or $0.35 per share.

Adjusted Net Income

Adjusted Net Income was $9.7 million for the second quarter of 2017, compared to $15.0 million for the same period in the previous year. On a per share basis, Adjusted Net Income was $0.31 in the second quarter of 2017, compared to $0.45 for the second quarter of 2016. For the six months ended June 30, 2017, Adjusted Net Income was $20.8 million, or $0.65 per share, compared to $31.4 million, or $0.93 per share, for the same six month period in 2016.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Share Repurchases

During the first six months of 2017, FLY repurchased 2.1 million shares for approximately $27.2 million at an average price of $13.06 per share. At June 30, 2017, approximately $39.4 million remained under the share repurchase authorization. Subsequent to quarter end, FLY repurchased 740,957 shares at an average price of $13.77 per share through August 9, 2017. As of August 9, 2017, approximately $29 million remained under the share repurchase authorization.

Financial Position

At June 30, 2017, FLY’s total assets were $3.5 billion, including investment in flight equipment totaling $3.0 billion. Total cash at June 30, 2017 was $455.2 million, of which $335.5 was unrestricted.  The book value per share at June 30, 2017 was $19.08.

Aircraft Portfolio

At June 30, 2017, FLY’s 81 aircraft were on lease to 45 airlines in 29 countries.  The table below does not show the two B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Jun 30, 2017	Dec 31, 2016
Airbus A319	9	9
Airbus A320	13	12
Airbus A321	3	3
Airbus A330	3	3
Airbus A340	2	2
Boeing 737	41	38
Boeing 757	3	3
Boeing 777	2	2
Boeing 787	5	4
Total	81	76

At June 30, 2017, the average age of the portfolio, weighted by net book value of each aircraft, was 6.1 years. The average remaining lease term was 6.8 years, also weighted by net book value. At June 30, 2017, the 81 aircraft were generating annualized rental revenue of approximately $352 million. FLY’s lease utilization factor was 100% for the second quarter of 2017.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, August 10, 2017.  Participants should call +1-253-237-1145 (International) or 800-535-7056 (North America) and enter confirmation code 44952823.  A live webcast with slide presentation will be available on the Events page in the Investor Relations section of FLY’s website at www.flyleasing.com. A webcast replay will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft.  FLY leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world.  FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing.  For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K.  FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited West Pier Dun Laoghaire Co Dublin, Ireland

FLY Leasing Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended Jun. 30, 2017 (Unaudited)	Three months ended Jun. 30, 2016 (Unaudited)	Six months ended Jun. 30, 2017 (Unaudited)	Six months ended Jun. 30, 2016 (Unaudited)
Revenues
Operating lease rental revenue	$81,181	$73,874	$160,502	$148,507
End of lease revenue	—	4,876	1,239	8,082
Amortization of lease incentives	(1,871)	(2,317)	(3,646)	(5,090)
Amortization of lease premiums, discounts and other	(101)	(94)	(183)	(207)
Operating lease revenue	79,209	76,339	157,912	151,292
Finance lease income	185	884	373	1,776
Equity earnings from unconsolidated subsidiary	127	131	252	264
Gain on sale of aircraft	—	443	—	5,586
Interest and other income	311	137	561	224
Total revenues	79,832	77,934	159,098	159,142
Expenses
Depreciation	33,074	28,662	65,125	57,501
Aircraft impairment	—	4,122	—	4,122
Interest expense	31,890	29,474	63,723	60,308
Net loss on modification and extinguishment of debt	1,885	612	2,429	5,139
Selling, general and administrative	7,978	7,384	16,270	15,653
Ineffective, dedesignated and terminated derivatives	424	(22)	373	264
Maintenance and other costs	758	455	1,230	1,654
Total expenses	76,009	70,687	149,150	144,641
Net income before provision for income taxes	3,823	7,247	9,948	14,501
Provision for income taxes	943	2,570	2,016	2,724
Net income	$2,880	$4,677	$7,932	$11,777
Weighted average number of shares
- Basic	31,364,594	33,580,886	31,802,107	33,934,334
- Diluted	31,388,034	33,580,886	31,838,737	33,934,334
Earnings per share
- Basic and Diluted	$0.09	$0.14	$0.25	$0.35

FLY Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Jun. 30, 2017 (Unaudited)	Dec. 31, 2016 (Audited)
Assets
Cash and cash equivalents	$335,473	$517,964
Restricted cash and cash equivalents	119,704	94,123
Rent receivables	19	419
Investment in unconsolidated subsidiary	7,951	7,700
Investment in finance lease, net	14,488	15,095
Flight equipment held for operating lease, net	2,923,635	2,693,821
Maintenance right asset, net	106,223	101,969
Fair value of derivative assets	1,939	1,905
Deferred tax assets	7,195	7,445
Other assets, net	6,804	6,568
Total assets	$3,523,431	$3,447,009
Liabilities
Accounts payable and accrued liabilities	$16,408	$13,786
Rentals received in advance	14,817	13,123
Payable to related parties	3,188	5,042
Security deposits	49,832	42,495
Maintenance payment liability	216,549	182,571
Unsecured borrowings, net	692,381	691,390
Secured borrowings, net	1,886,854	1,831,985
Deferred tax liability, net	21,863	19,847
Fair value of derivative liabilities	11,315	13,281
Other liabilities	34,567	40,254
Total liabilities	2,947,774	2,853,774
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 30,174,969 and 32,256,440 shares issued and outstanding at June 30, 2017 and December 31, 2016, respectively	30	32
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	509,628	536,922
Retained earnings	73,958	66,026
Accumulated other comprehensive loss, net	(7,959)	(9,745)
Total shareholders’ equity	575,657	593,235
Total liabilities and shareholders’ equity	$3,523,431	$3,447,009

FLY Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)
	Six months ended Jun. 30, 2017 (Unaudited)	Six months ended Jun. 30, 2016 (Unaudited)
Cash Flows from Operating Activities
Net income	$7,932	$11,777
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(252)	(264)
Finance lease income	(373)	(1,776)
Gain on sale of aircraft	—	(5,586)
Depreciation	65,125	57,501
Aircraft impairment	—	4,122
Amortization of debt discounts and issuance costs	4,090	4,695
Amortization of lease incentives	3,646	5,090
Amortization of lease discounts, premiums and other items	183	206
Amortization of GAAM acquisition fair value adjustments	622	992
Net loss on debt modification and extinguishment	2,429	4,121
Unrealized foreign exchange loss	1,528	530
Provision for deferred income taxes	1,988	2,593
Loss on derivative instruments	229	183
Security deposits and maintenance payment liability recognized into earnings	—	(3,450)
Security deposits and maintenance payment claims applied towards operating lease revenues	—	(805)
Cash receipts in settlement of maintenance rights	—	6,150
Changes in operating assets and liabilities:
Rent receivables	(601)	(597)
Other assets	(287)	(233)
Payable to related parties	(6,197)	(7,234)
Accounts payable, accrued and other liabilities	248	(1,701)
Net cash flows provided by operating activities	80,310	76,314
Cash Flows from Investing Activities
Rent received from finance lease	980	2,460
Purchase of flight equipment	(279,044)	(40,488)
Proceeds from sale of aircraft, net	—	209,382
Payment for aircraft improvement	(5,157)	(2,255)
Payments for lessor maintenance obligations	(6,782)	(1,600)
Net cash flows provided by (used in) investing activities	(290,003)	167,499

	Six months ended Jun. 30, 2017 (Unaudited)	Six months ended Jun. 30, 2016 (Unaudited)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	(25,575)	80,172
Security deposits received	5,424	920
Security deposits returned	(1,080)	(3,682)
Maintenance payment liability receipts	35,455	36,343
Maintenance payment liability disbursements	(8,905)	(2,278)
Net swap termination payments	—	(709)
Debt extinguishment costs	(498)	—
Debt issuance costs	(64)	(832)
Proceeds from secured borrowings	147,179	84,249
Repayment of secured borrowings	(99,423)	(304,938)
Shares repurchased	(25,493)	(26,944)
Net cash flows provided by (used in) financing activities	27,020	(137,699)
Effect of exchange rate changes on cash and cash equivalents	182	16
Net increase (decrease) in cash	(182,491)	106,130
Cash and cash equivalents at beginning of period	517,964	275,998
Cash and cash equivalents at end of period	$335,473	$382,128

Supplemental Disclosure:
Cash paid during the period for:
Interest	$58,242	$55,047
Taxes	1,912	336
Noncash investing Activities:
Other liabilities applied to maintenance payment liability, security deposits, and rent receivables	690	960
Noncash activities:
Aircraft improvement	192	206
Noncash activities in connection with purchase of aircraft	10,546	2,687
Noncash activities in connection with sale of aircraft	—	35,628

FLY Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended Jun. 30, 2017 (Unaudited)	Three months ended Jun. 30, 2016 (Unaudited)	Six months ended Jun. 30, 2017 (Unaudited)	Six months ended Jun. 30, 2016 (Unaudited)
Net income	$2,880	$4,677	$7,932	$11,777
Adjustments:
Aircraft impairment	—	4,122	—	4,122
Amortization of debt discounts and issue costs	1,971	2,335	4,090	4,695
Amortization of lease premiums, discounts and other	100	93	183	206
Amortization of fair value adjustments recorded in purchase accounting	147	320	622	992
Net loss on debt modification and extinguishment	1,885	612	2,429	5,139
Professional fees related to restatement	—	851	—	1,101
Transaction fees and expenses	64	—	1,669	—
Unrealized foreign exchange (gain) loss	1,309	(471)	1,528	530
Deferred income taxes	930	2,499	1,988	2,593
(Gain) loss on ineffective, dedesignated and terminated derivatives	424	(22)	373	264
Adjusted Net Income	$9,710	$15,016	$20,814	$31,419
Average Shareholders’ Equity	$587,283	$632,627	$589,267	$644,781
Adjusted Return on Equity	6.6%	9.5%	7.1%	9.7%

Weighted average diluted shares outstanding	31,388,034	33,580,886	31,838,737	33,934,334
Adjusted Net Income per diluted share	$0.31	$0.45	$0.65	$0.93

FLY defines Adjusted Net Income as net income plus or minus (i) non-cash impairment charges; (ii) non-cash amortization of debt discounts, loan issuance costs, lease premiums and discounts, and other items; (iii) adjustments related to the GAAM portfolio acquisition comprised primarily of amortization of fair value adjustments recorded in purchase accounting; (iv) net losses from debt modification and extinguishment; (v) non-recurring expenses; (vi) unrealized foreign exchange gains and losses; (vii) deferred income taxes; and (viii) the ineffective portion and gains and losses associated with cash flow hedges. The adjustments included within Adjusted Net Income are primarily non-cash items, one-time or non-recurring items that are not expected to continue in the future, and certain other items that we consider unrelated to the ongoing performance of our operations. Adjusted Return on Equity is calculated by dividing Adjusted Net Income by the average shareholders’ equity for the periods presented.  For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity, in addition to GAAP net income and earnings per share, to assess our core operating performance on a consistent basis from period to period. Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash, one-time or non-recurring items that are not expected to continue in the future, and certain other items that are not indicative of our overall operating trends. In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, and not as a substitute for net income or other financial measures determined in accordance with Accounting Principles Generally Accepted in the United States. FLY’s definitions may be different than those used by other companies.